UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022.

Commission File Number 001-38172

HUDSON CAPITAL INC.

(Translation of registrant’s name into English)

Mr. Warren Wang, Chief Executive Officer

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528- 9999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Consummation of the Merger and Issuance of Unregistered, Restricted Securities in connection with the Merger

As previously disclosed, Hudson Capital Inc. (the “Company” or “Hudson Capital”) entered into a merger agreement, dated December 13, 2021, and as amended on December 29, 2021 (the “Merger Agreement”) by and among Hudson Capital Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of Hudson Capital (“Merger Sub”), Freight App, Inc., a Delaware corporation (“Fr8App”) and ATW Master Fund II, L.P., as the representative of the stockholders of Fr8 App (the “Stockholders’ Representative”). On February 14, 2022, a Certificate of Merger was filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law, whereby in accordance with the Merger Agreement, Merger Sub I merged with and into Fr8App, with Fr8App surviving the Merger and continuing as a direct wholly-owned subsidiary of the Company (the “Merger”). The Merger closed on February 14, 2022 and the separate corporate existence of Merger Sub I and its Certificate of Incorporation and by-laws then in effect ceased, and the organizational documents of Fr8App after the Merger is in the form as agreed by the Company and Fr8App.

In connection with the Merger, the following unregistered, restricted securities were issued to shareholders of Fr8App, subject to customary adjustments for stock splits, dividends, rights offerings, pro rata distributions and fundamental transactions (the “Merger Consideration”):

Securities Issued in Merger	Issued at Merger		Underlying Ordinary Shares
Ordinary Shares	5,670,842		5,670,842
A2 Preferred Shares	2,781,592		2,781,592
A1A Preferred Shares	9,841,804		9,841,804
Series Seed Preferred Shares	15,445		15,445
Series B Preferred Shares	16,257,671		16,257,671
Series A4 Preferred Shares	1,251,647		1,251,647
Ordinary Shares Warrant	11,480		11,480
Series Seed Warrant	9,164		9,164
Equity Awards for Ordinary Shares	4,308,231	*	4,308,231	*
Total Issued in Merger	40,147,876		40,147,876

* Includes 400,558 shares to be granted under the Hudson Capital, Inc. Equity Incentive Plan.

The Company relied on the exemption from registration for the issuance of the shares listed above pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D thereunder.

Entry into Definitive Material Agreements and Issuance of Unregistered, Restricted Securities Outside of the Merger

Securities Purchase Agreement

On February 9, 2022, the Company, Fr8App, ATW Opportunities Master Fund, L.P. (“ATW Opportunities”) together with certain existing stockholders of Fr8App (collectively, the “SPA Investors”) entered into an amended and restated Securities Purchase Agreement (the “A&R SPA”) pursuant to which the Company agreed to, among other things, issue four series of warrants (Series A, Series B, Series C and Series D) to purchase an aggregate of 16,257,671 of the Company’s ordinary shares. These warrants will remain exercisable for a period of seven years after issuance. The exercise price of Series A, Series B, Series C and Series D Warrants are $1.50, $1.20, $0.75 and $1.125 per ordinary share, respectively, subject to customary adjustments for stock splits, dividends, rights offerings, pro rata distributions and fundamental transactions.

On February 9, 2022, the Company and ATW Opportunities, together with certain investors (collectively, the “PIPE Investors”) entered into a Securities Purchase Agreement pursuant to which the Company agreed to sell and issue to the PIPE Investors an aggregate of 2,333,333 restricted Series B Preferred Shares along with Series A warrants to purchase 2,333,333 of the Company’s ordinary shares, in a private placement for an aggregate purchase price of $3,500,000 (the “At-Merger Financing”) upon closing of the Merger. The 2,333,333 restricted Series B Preferred Shares are initially convertible into restricted ordinary shares on a 1:1 basis. In addition, the Company has a post-closing obligation to issue to PIPE Investors Series A warrants to purchase an aggregate of 2,333,333 ordinary shares at $1.50 per share, subject to customary adjustments for stock splits, dividends, rights offerings, pro rata distributions and fundamental transactions.

The A&R SPA and the At-Merger Financing closed on February 14, 2022. The Company relied on the exemption from registration of the abovementioned securities pursuant to an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D thereunder.

Securities issued by the Company under the A&R SPA and the At-Merger Financing are not part of the Merger Consideration. After taking into account of the Merger, the A&R SPA and the At-Merger Financing and before the previously-announced reverse split takes effect, the Company has a total 14,534,488 ordinary shares issued and outstanding, 2,781,592 Series A2 Preferred Shares, 9,841,804 Series A1A Preferred Shares, 15,445 Series Seed Preferred Shares, 18,591,004 Series B Preferred Shares, 1,251,647 Series A4 Preferred Shares, 11,480 Ordinary Shares Warrant and 9,164 Series Seed Warrant, 4,266,667 Series A Warrants, 870,434 Series B Warrants, 5,661,634 Series C Warrants, and 7,792,269 Series D Warrants outstanding.

Registration Rights Agreement

In connection with the A&R SPA and At-Merger Financing, the Company and the PIPE Investors (including ATW Opportunities) entered into a registration rights agreement, whereby the Company agreed to file a registration statement to register for resale the Conversion Shares (defined in the Registration Rights Agreement) of an aggregate of 37,182,008 shares held as soon as practicable within six (6) months from the closing of the Merger. The registration statement must be declared effective by the 60th day following filing or, in the event the SEC notifies the Company that it will “review” the registration statement, the 90th calendar day following the filing date and with respect to any additional registration statements which may be required pursuant to the Registration Rights Agreement, the 60th calendar day following the date on which an additional registration statement is required to be filed thereunder.

The preceding description of the aforementioned agreements and securities does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Securities Purchase Agreement, the form of Warrants, the Securities Purchase Agreement and the Registration Rights Agreement, which are filed as exhibits to this report and incorporated herein by reference.

Resignation and New Appointment of Directors/Officers

As previously disclosed, in connection with the Merger, the Company’s Board accepted the resignations from the Board of Warren Wang, Hon Man Yun, Ming Yi (Martin), Hong Chen and Xiaoyue Zhang, and from the position of the Chief Executive Officer and Chief Financial Officer of Warren Wang and Hon Man Yun, respectively, effective upon closing of the Merger. The aforementioned officers and directors did not advise the Company of any disagreement with the Company on any matter relating to its operations, policies or practices.

Messrs. Javier Selgas, Nicholas H. Adler, William Samuels, and Marc Urbach were appointed new directors of the Board. The Board’s Audit Committee is comprised of all independent directors, Messrs. Adler, Samuels and Urbach. Mr. Urbach, determined to be financially sophisticated as required by the Nasdaq rules and an “audit committee financial expert” as such term is defined under the Securities Exchange Act, is the Chairman of the Audit Committee. The Board’s Compensation Committee is comprised of Messrs. Adler and Urbach, and the Nominating Committee Messrs. Adler and Samuels.

Javier Selgas, Fr8App’s Chief Executive Officer and director, was Fr8App’s Chief Technology Officer from March to September 2020, and was responsible for all of Fr8App’s technologies and products. From May 2017 to March 2020, Javier was the Country Manager in Osigu, a technology company in the healthcare space, leading its new operation in Spain. From February 2013 to May 2017, Javier also headed AJEgroup’s IT division in Asia Pacific region playing a key role in the continued development of strategic IT growth and supplier relationships, ensuring flexibility in response to an increasingly demanding corporation. Prior to joining AJEGroup, Javier dedicated his professional career as an IT consultant in big corporations such as Endesa and Ibermatica. Javier earned a Master’s Degree from Barcelona University, and a Bachelor of Science degree in Software Engineering from European University.

Nicholas H. Adler, a current member of Fr8App’s Board of Directors, is a practicing attorney in Nashville, Tennessee specializing in defense litigation, bankruptcy, foreclosure, and real estate matters. He has been a partner at Brock & Scott PLLC since 2012. Nick is admitted to practice law in New York and Tennessee as well as all Federal districts within Tennessee. After his graduation from law school, Nick practiced with a large international firm in New York specializing in securities regulation. Since 2005, his practice has focused on the representation of national and regional credit grantors in Tennessee. He is also active in real estate development and asset management in Nashville. Nick earned his B.A. in political science from Vanderbilt University and his J.D. from The Washington and Lee University School of Law.

William Samuels, a current member of Fr8App’s Board of Directors, is a practicing attorney in Manhattan, New York specializing in intellectual property law. He has been a partner at Warshaw Burstein, LLP since June 2020. Between October 2017 and May 2020, he was a partner at Scarinci & Hollenbeck LLC and prior to that, he was a partner at W.R. Samuels Law PLLC starting January 2010. He is Treasurer of the New York State Bar Intellectual Property Section and co-chair of that section’s Trademark Law Committee. He earned his BA in English Literature from Georgetown University, MA in English Literature from the University of Pennsylvania and J.D. from Emory University.

Marc Urbach, a current member of Fr8App’s Board of Directors, has been the CEO of Doorstep Delivery Logistics since August 2020. He has also been a consultant with OTS Ventures since January 2017. From August 2008 to January 2017, he was the President and CFO of Ideanomics, Inc. (Nasdaq: IDEX). He earned a BS in Accounting from Babson College.

Each of the following has been appointed to the respective office set opposite to his/her name:

Javier Selgas – Chief Executive Officer

Mike Flinker - President

Luisa Irene Lopez Reyes – Chief Operating Officer

Paul Freudenthaler – Secretary and Chief Financial Officer

Mike Flinker, Fr8App’s President, is a 40 year transportation industry veteran. Mike joined Fr8App in September 2020. In 1987, Mike co-founded FLS Transportation Services Inc. (“FLS”) where he served as the President from inception until his retirement in August 2018. FLS started as a cross-border logistics company operating solely between Canada and the U.S. and eventually expanded to the domestic U.S. market in 2005. FLS was the largest cross-border logistics company in Canada and within 11 years, went on to become the 20th largest logistics company in the U.S. FLS was sold to a mid-market private equity fund in March 2020. Prior to founding FLS, Mike worked for Clarke Transport Inc., Canadian Pacific and Reimer Express Inc. (a division of Roadway Express). Mike served on the boards of multiple charities and is currently heading the capital campaign for Cedars Cancer Center which is the cancer center for the McGill University Health Center.

Luisa Irene Lopez Reyes, Fr8App’s Chief Operating Officer, joined Fr8App in August 2021. From December 2017 to July 2021, Luisa had the responsibility to start Landstar operations in Mexico and to develop business for domestic and cross border divisions. During October 2015 to November 2017 Luisa served as an Operations Director for School and Personnel Transportation Division for GRUPO TRAXION. Prior to running transportation business, Luisa has performed as an Operation Head in different transnational companies: Editorial Televisa 2015-2017, Danone Water Division 2014, PriceShoes 2009-2013, ConAgra Foods 2006-2009, Nestlé 2000-2006. During her professional career Luisa has received awards as the best logistics provider from WM and DHL trough innovation and IT platforms implementation achieving efficiencies in logistics processes. Luisa have a Business Coaching Master, Supply Chain Management Certification and a Bachelor Degree in PR.

Paul Freudenthaler, Fr8App’s Chief Financial Officer and Secretary, joined Fr8App in September 2020. Prior to joining Fr8App, Paul has served as the chief financial officer for several leading companies in both the U.S. and Mexico. From August 2015 to April 2016, he was the chief financial officer for EZ Corp., the Mexico division of Crediamigo, a payroll discount lender. From November 2016 to August 2020, Paul was the chief financial officer of Ascentium Capital, the largest independent small business lender in the U.S. Paul drove the growth and successful sale of Ascentium Capital from private equity investors to one of the largest banks in the United States. Paul was the chief financial officer for Old Mutual in Latin America from June 2012 to July 2015, Macquarie in Mexico City from June 2009 to May 2012 and Irwin Union Bank in the United States from August 2005 to August 2008. Paul’s experience includes successful public offerings and a number of acquisitions totaling well over $1 billion in both Mexico and the United States. Paul was born in Canada and grew up in Mexico City, before spending the following 30 years splitting his time among Mexico, the U.S. and Canada. Paul earned his MBA in Finance from The Wharton School of Business, a CPA License from Texas State Board of Public Accounting, and a Bachelor of Commerce in Accounting and Economics from the University of Calgary, Canada.

There are no family relationships between any of the aforesaid officers and directors and the Company, nor are there any transactions between any member of their immediate families and the Company or any of its subsidiaries that would be reportable as a related party transaction under the rules of the United States Securities and Exchange Commission.

The Board has adopted the Code of Ethics, a copy of which is filed as Exhibit 14 to this Form 6-K.

Exhibits

Exhibit No.	Description
3.1	Certificate of Merger
10.1	Amended and Restated of Securities Purchase Agreement among Hudson Capital Inc., Freight App, Inc., ATW Opportunities Master Fund, L.P. and other parties named therein.
10.2	Form of Series [A/B/C/D] Warrant
10.3	Securities Purchase Agreement between Hudson Capital Inc. and PIPE Investors.
10.4	Form of Registration Rights Agreement.
14	Code of Ethics

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2022	HUDSON CAPITAL INC.

	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer